Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Power Systems Announces Second Quarter 2003 Conference Call

For Immediate Release – July 22, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its second quarter results on Tuesday, July 29, 2003 at 7:00 a.m. Pacific time (10:00 a.m. Eastern time).

Access to the call may be obtained by calling the operator at (416) 640-1907 prior to the scheduled start time. A playback version of the call will be available for 24 hours after the call at (416) 640-1917. The confirmation number to access the playback is 21007216#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay for two weeks.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information,	For media information,	For product information,	Ballard Power Systems Inc.
please contact:	please contact:	please contact:	4343 North Fraser Way
Michael Rosenberg	Debby Harris	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
f) 604.412.3100	f) 604.412.3100	f) 604.412.3100	t) 604.454.0900
investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700
www.ballard.com